SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.  )*

MB Bancorp, Inc.
(Name of Issuer)

Common Stock $0.01 par value per share
(Title of Class of Securities)

55280E104
(CUSIP Number)

Martin Sklar, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Jeffrey Thorp
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 180,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 180,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14		TYPE OF REPORTING PERSON (see Instructions) IN

Item 1.	Security and Issuer.
This statement relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of MB Bancorp, Inc., a Maryland corporation  (the "Issuer").  The Issuer's principal executive office is located at 1920 Rock Spring Road, Forest Hill, Maryland 21050.
Item 2.	Identity and Background.
(a) This statement is being filed by Jeffrey Thorp ("Mr. Thorp" or the "Reporting Person").
(b) The address of the principal business office of Mr. Thorp is 437 Madison Avenue, 34th Floor, New York, NY 10022.
(c) Mr. Thorp serves as Managing Member of Sonoma Capital Management, LLC, the principal business of which is to furnish investment advisory services and to manage one or more investment entities, which include a family partnership investment entity.
(d) During the last five (5) years, Mr. Thorp has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five (5) years, Mr. Thorp has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Thorp is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
The aggregate purchase price of the 180,000 shares of Common Stock beneficially owned by Mr. Thorp is approximately $2,049,815 not including brokerage commissions, which was funded with personal funds of Mr. Thorp and/or with assets of Mr. Thorp's individual retirement account (the "IRA"). Mr. Thorp and the IRA effect purchases of securities primarily through brokerage accounts maintained for them with brokers, which might in the future extend in margin accounts margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers' credit policies
Item 4. Purpose of the Transaction

Mr. Thorp acquired the Common Stock to which this Schedule 13D relates for investment purposes. The Reporting Person acquired the Common Stock because he believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

Depending upon overall market conditions, other investment opportunities available to Mr. Thorp, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, Mr. Thorp may endeavor (i) to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as Mr. Thorp may deem advisable and/or (ii) to enter into transactions that increase or hedge his economic exposure to the Common Stock without affecting his beneficial ownership of shares of Common Stock.

Mr. Thorp has, from time to time, engaged in, and expects to continue to engage in, discussions with members of management and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and other professionals, and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as develop or pursue plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change his intention with respect to any and all matters referred to in this Item 4 of Schedule 13D

Mr. Thorp intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, governance or capitalization; acquiring additional Common Stock or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by him, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Person's economic exposure with respect to his investment in the Issuer and/or otherwise changing his intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) As of the date of this filing, Mr. Thorp beneficially owns 180,000 shares of Common Stock (the "Shares"), or approximately 9.3% of the outstanding Common Stock of the Issuer. The aggregate percentage of Common Stock reported owned by Mr. Thorp is based upon approximately 1,940,200 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as disclosed on the Issuer's Amendment No. 1 to Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on November 27, 2017.
(b) Mr. Thorp has sole voting and dispositive power with respect to the Shares.
(c) No transactions in the Common Stock were effected during the past 60 days by Mr. Thorp.
(d)  To the best of the knowledge of Mr. Thorp, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Mr. Thorp does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Not applicable.

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2017

/s/ Jeffrey Thorp
Jeffrey Thorp